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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. ___________)*


                              BIOCHEM PHARMA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    09058T108
                               -------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
              (Date of Event Which Requires Filing This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          [ ] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [ ] Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed " for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.   09058T108
--------------------------------------------------------------------------------

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos.  of above persons (entities only).

             BB BIOTECH AG
--------------------------------------------------------------------------------

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)

             (b)
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       3.    SEC  Use Only
--------------------------------------------------------------------------------

       4.    Citizenship or Place of Organization
                        SWITZERLAND
================================================================================

Number of              5.   Sole Voting Power
Shares Bene-                         -0-
ficially
Owned by Each           --------------------------------------------------------
Reporting
Person With:           6.   Shared Voting Power

                                     6,872,500

                        --------------------------------------------------------

                       7.   Sole Dispositive Power

                                     -0-

                        --------------------------------------------------------

                       8.   Shared Dispositive Power

                                     6,872,500

================================================================================
        9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                     6,872,500

       10.   Check if the Aggregate Amount in Row (11) Excludes Certain shares

       11.   Percent of Class Represented by amount in Row (11)

                                     6.4%

--------------------------------------------------------------------------------
       12.   Type of Reporting Person (See Instructions)

                                     HC, CO

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                                Page 2 of 8 pages
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CUSIP No. 09058T108
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          1.    Names of Reporting Persons.
                I.R.S. Identification Nos.  of above persons (entities only).

                BIOTECH FOCUS S.A.

--------------------------------------------------------------------------------

          2.    Check the Appropriate Box if a Member of a Group
                (a)
                (b)
--------------------------------------------------------------------------------

          3.    SEC  Use Only
--------------------------------------------------------------------------------

          4.    Citizenship or Place of Organization

                        PANAMA
================================================================================
Number of               5.   Sole Voting Power
Shares Bene-                          -0-
ficially                --------------------------------------------------------
Owned by Each
Reporting               6.   Shared Voting Power
Person With:
                                      6,872,500

                        --------------------------------------------------------

                        7.   Sole Dispositive Power

                                      -0-

                        --------------------------------------------------------

                        8.   Shared Dispositive Power

                                      6,872,500
================================================================================
          9.   Aggregate Amount Beneficially Owned By Each Reporting Person

                                      6,872,500

         10.   Check if the Aggregate Amount in Row (11) Excludes Certain shares

         11.   Percent of Class Represented by amount in Row (11)

                                      6.4%

--------------------------------------------------------------------------------

         12.   Type of Reporting Person
                                      CO
--------------------------------------------------------------------------------


                                Page 3 of 8 pages
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ITEM 1.

     (a)   Name of Issuer

                 Biochem Pharma, Inc.

     (b)   Address of Issuer's Principal Executive Offices

                 275 Frappier Boulevard,

                 Laval, Quebec, Canada H7V 4A7.
ITEM 2.

     (a)   Name of Person Filing

                 BB Biotech AG ("BB Biotech")

                 Biotech Focus S.A.  ("Biotech Focus")

     (b)   Address of Principal Business Office or, if none, Residence

                 BB Biotech                      Biotech Focus

                 Vordergasse 3                   Swiss Bank Tower

                 8200 Schaffhausen               Panama 1

                 CH/Switzerland                  Republic of  Panama

     (c)   Citizenship

                 See Item No. 4 of cover pages.

     (d)   Title of Class of Securities

                 Common Stock, No Par Value Per Share

     (e)   CUSIP Number

                 09058T108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a)   [  ]   Broker or dealer registered under section 15 of the Act
                  (15 U.S.C. 78o).

     (b)   [  ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)   [  ]   Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

     (d)   [  ]   Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).


                                Page 4 of 8 pages
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     (e)   [  ] An investment adviser in accordance with Section
                240.13d-1(b)(1)(ii)(E);

     (f)   [  ] An employee benefit plan or endowment fund in accordance with
                Section 240.13d-1(b)(1)(ii)(F);

     (g)   [  ] A parent holding company or control person in accordance with
                Section 240.13d-1(b)(1)(ii)(G);

     (h)   [  ] A savings associations as defined in Section 3(b) of the Federal
                Deposit Insurance Act (12 U.S.C. 1813);

     (i)   [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)   [  ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

                 6,872,500

     (b) Percent of class:

                 6.4%

     (c) Number of shares as to which the person has:

                 (i)    Sole power to vote or to direct the vote

                               -0-

                 (ii)   Shared power to vote or to direct the vote

                               6,872,500

                 (iii)  Sole power to dispose or to direct the disposition of

                               -0-

                 (iv)   Shared power to dispose or to direct the disposition of

                               6,872,500


                                Page 5 of 8 pages
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ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      This statement is filed jointly by BB Biotech and Biotech Focus. Biotech Focus is a wholly-owned subsidiary of BB Biotech.

 ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9.

     Not applicable.

ITEM 10.  CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 6 of 8 pages
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                                   SIGNATURES

     After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       BB BIOTECH AG

Date:    July 17, 1998                By:        /s/ Hans Joerg Graf
                                                 -------------------------------
                                      Name:      Hans Joerg Graf
                                                 -------------------------------
                                                 Signatory Authority

Date:   July 17, 1998                 By:        /s/ Dr. Victor Bischoff
                                                 -------------------------------
                                      Name:      Dr. Victor Bischoff
                                                 -------------------------------
                                                 Vice Chairman and Director


                                      BIOTECH FOCUS S.A.

Date:   July 17, 1998                 By:        /s/ Dr. Andreas Bremer
                                                 -------------------------------
                                      Name:      Dr. Andreas Bremer
                                                 -------------------------------
                                                 Signatory Authority

Date:   July 17, 1998                 By:        /s/ Dr. Daniel Bugmann
                                                 -------------------------------
                                      Name:      Dr. Daniel Bugmann
                                                 -------------------------------
                                                 Signatory Authority


                                Page 7 of 8 pages
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                                  EXHIBIT INDEX

Exhibit 1: Translation of minutes of the January 3, 1997 Board of Directors Meeting of Biotech Focus (evidencing a power of attorney in favor of Anders Hove, Hans Joerg Graf,
                 Daniel Bugmann, Andreas Bremer and Nicolas Merian).*


Exhibit 2: Translation of evidence of a power of attorney in favor of Victor Bischoff and Hans-Joerg Graf on behalf of BB Biotech.**

Exhibit 3: Agreement by and between BB Biotech and Biotech Focus with respect to the filing of this disclosure statement.


---------------------
* See Power of Attorney, previously filed as Exhibit 8 to the Schedule 13D relating to Biochem Pharma, Inc. filed with the Securities and Exchange Commission on July 23, 1998, which Exhibit is incorporated herein by reference.

** See Power of Attorney, previously filed as an Exhibit 99.E to the Schedule
   13D relating to Biogen, Inc. filed with the Securities and Exchange Commission on June 2, 1994, which Exhibit is incorporated herein by reference.


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